

August 14, 2014

Via E-mail
Mr. J. Braxton Carter
Executive Vice President and
    Chief Financial Officer
T-Mobile US, Inc.
12920 SE 38th Street,
Bellevue, WA 98006

> **Re: T-Mobile US, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2014**
> **Filed May 1, 2014**
> **File Number 001-33409**

Dear Mr. Carter:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Note 1 – Summary of Significant Accounting Polices

Revenue Recognition, page 50

1.   We note your description on page 49 of the JUMP! handset program that was launched in July 2013. Please tell us and disclose the following:

- Whether the JUMP! handset program represents a multiple-element arrangement per ASC 605-25-30.

- Are the trade-in right, the sale of the new handset and the monthly services three separate deliverables and units of accounting?

- Is the customer required to sign a new service contract in conjunction with the purchase of a handset, and how the pricing is determined for each?

- To upgrade the handset, is the customer required to a pay a specific amount or a percentage of the Equipment Installment Plan (EIP) receivable balance?

- How do your allocate the consideration received at the inception of the arrangement to the units of accounting?

- Your accounting for increases in the guarantee liability as a result of changes in facts or circumstances.

- How you determined the standalone value of your equipment sale

- How you determined appropriate to recognize equipment revenue at the time of sale. How you concluded that receipt of the consideration is not contingent on providing the service.

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Note 2 – Acquisitions and Other Transactions

Spectrum License Transactions, page 6

2. We note the transfer of AWS and PCS spectrum licenses to Verizon resulted in the recognition of non-cash gains. Tell us if the AWS and PCS spectrum transferred to Verizon was acquired as part of the MetroPCS business combination, or the U.S. Cellular or Deutsche Telekom transactions. Also tell us if you believe the carrying value of the transferred spectrum approximated its fair value.

Factoring Arrangements, Variable Interest Entity and Continuing Involvement, pg. 7

3. Please tell us and disclose how you've determined the Company "lacks the power to direct the activities that significantly impact the Factoring VIE's economic performance." We note T-Mobile has continuing involvement with the sold receivables as it services the receivables and is required to repurchase certain receivables. We also note that T-Mobile may be responsible for absorbing additional credit losses. Please reference the ASC 810 subsections for variable interest entities (VIE's) in your response.

Factoring Arrangements, Sale of Receivables, page 7

4.   Please provide us your detailed analysis in support of your conclusion that the transfer of receivables under the factoring arrangement qualify as sales of financial assets, consistent with the guidance of ASC 860-10-40-5 and 40-24. Further, please tell us and disclose the accounting basis for classification of the deferred purchase price as trading securities carried at fair value in light of the transfer of the financial assets to a non-consolidated entity. Please reference in your response the specific guidance that you are relying upon as a basis for your accounting.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Larry Spirgel
                                        Assistant Director